Filed by Decarbonization Plus Acquisition Corporation III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation III

Commission File No.: 001-40284

Date: June 22, 2021

The following communication was posted on LinkedIn by Solid Power, Inc. (“Solid Power”) on June 22, 2021.

The following communication was posted on Twitter by Solid Power on June 22, 2021.

The following press release, which was posted at www.umicore.com/, was linked to the communications posted by Solid Power.

6/22/2021 Umicore announces equity investment in Solid Power, leading developer of next-generation solid state batteries | Umicore.com

Umicore → Newsroom →

Umicore announces equity investment in Solid Power, leading developer of next-generation solid state batteries

15 June 2021 Umicore.com

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https://www.umicore.com/en/newsroom/umicore-announces-equity-investment-in-solid-power/ 1/6

6/22/2021 Umicore announces equity investment in Solid Power, leading developer of next-generation solid state batteries | Umicore.com

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Following the announcement by Solid Power to become a publicly listed company through a special purpose acquisition company (SPAC), Umicore communicates today that it holds a stake in Solid Power's pre-SPAC transaction. This stake was built through two successive investment rounds (series A and B) which Solid Power raised before launching the next phase of its growth through a public listing.

Founded in 2012, Solid Power is a Colorado-based industry-leading developer of next-generation all-solid-state batteries for electric vehicles. With eight years of technology development and three years of manufacturing development, Solid Power has been working to deliver better performing all-solid-state batteries using low-cost, industry standard processes. Solid Power's all-solid-state batteries alleviate the two largest concerns for passenger EV adoption: cost and range anxiety, with an expected 50 to 75% increase in energy density compared to any commercially available lithium-ion battery today. The safety profile of Solid Power's batteries also exceeds that of traditional lithium-ion as a result of its truly all-solid cell architecture. Several leading car manufacturers and cell makers such as Ford, BMW, Hyundai and Samsung invested in Solid Power's promising technology.

As a materials technology company, innovation is at the core of Umicore's success. Umicore is a leading producer of cathode materials for lithium-ion batteries used in electric vehicles and is committed to developing materials that deliver higher energy density, faster charging times and lower costs. Its technology roadmap spans short-, mid- and long-term research horizons for cathode and composite anode materials including those used in solid state technologies. Alongside its own research programs, Umicore promotes open innovation and supports the development of promising technologies by start-up companies such as Solid Power.

Press release of Solid Power: www.solidpowerbattery.com

For more information

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6/22/2021 Umicore announces equity investment in Solid Power, leading developer of next-generation solid state batteries | Umicore.com

Saskia Dheedene

Head of Investor Relations
T: +32 2 227 72 21

Email

Eva Behaeghe

Investor Relations Manager
T: +32 2 227 70 68

Email

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6/22/2021 Umicore announces equity investment in Solid Power, leading developer of next-generation solid state batteries | Umicore.com

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Aurélie Bultynck

Investor Relations Manager

T: +32 2 227 74 34

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Marjolein Scheers

Media & External Affairs Manager

T: +32 2 227 71 47

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6/22/2021 Umicore announces equity investment in Solid Power, leading developer of next-generation solid state batteries | Umicore.com

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Important Information and Where to Find It

In connection with the proposed business combination, Decarbonization Plus Acquisition Corporation III (“DCRC”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement will include a proxy statement/prospectus of DCRC. Additionally, DCRC will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of DCRC are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced herein is not incorporated by reference into, and is not a part of, this filing.

Participants in the Solicitation

DCRC and its directors and officers may be deemed participants in the solicitation of proxies of DCRC’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of DCRC’s executive officers and directors in the solicitation by reading DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of DCRC’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Forward Looking Statements

The information herein includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding DCRC’s proposed acquisition of Solid Power, DCRC’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, DCRC and Solid Power disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. DCRC and Solid Power caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either DCRC or Solid Power. In addition, DCRC cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against DCRC or Solid Power following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of DCRC, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts DCRC’s or Solid Power’s current plans and operations as a result of the announcement of the transactions; (v) Solid Power’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Solid Power to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Solid Power’s business and the timing of expected business milestones, (ix) the effects of competition on Solid Power’s business, (x) supply shortages in the materials necessary for the production of Solid Power’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by DCRC’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Solid Power may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in DCRC’s periodic filings with the SEC, including DCRC’s final prospectus for its initial public offering filed with the SEC on March 25, 2021. DCRC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.